August 11, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re: Registration Statement on Form S-4 (Registration No. 333-266054)

To whom it may concern:

       Reference is made to the above-referenced registration statement (the Registration
Statement   ) of Interprivate II Acquisition Corp. (the    Issuer   ) under the
Securities Act of 1933, as
amended (the    Securities Act   ) with respect to a proposed business
combination involving a merger,
consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the
Transaction   ). The Registration
Statement has not yet been declared effective as of the date of this letter.

        This letter is to advise you that, effective as of May 3, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the
Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A or
(B) for which consent
is required under Section 7 of the Securities Act) with respect to the Transaction.

         Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities
Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the
Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.


Sincerely,

                                                                       BOFA
SECURITIES, INC.


                                                                       By:
_____________________
                                                                       Name:
                                                                       Title:
Managing Director
cc:       Interprivate II Acquisition Corp.
          Stephen Kim, Staff
          Theresa Brillant, Staff
          Brian Fetterolf, Staff
          Dietrich King, Staff




BofA Securities, Inc. member FINRA/SIPC, is a subsidiary of Bank of America Corporation